Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Friday, 2 June 2023

FATALITY AT NORTH RANKIN COMPLEX

An incident occurred at approximately 12.00pm AWST today on the offshore Woodside-operated North Rankin Complex which has tragically resulted in the death of an employee of one of Woodside’s contractor companies.

The incident occurred during work activity being carried out at the North Rankin Complex. All other people on board are safe.

Woodside CEO Meg O’Neill said, “This is a very sad day for the extended Woodside family and I offer my deepest sympathy to our colleague’s family, friends and workmates.

“Any loss of life is heartbreaking.

“We are taking all steps to understand the circumstances around this tragic event and are cooperating closely with Western Australian Police and the National Offshore Petroleum Safety and Emergency Authority in their ongoing investigations.”

Senior Woodside executives are travelling to Karratha and counselling and support services are being made available to employees and contractors through our Employee Assistance Program.

Contacts:
INVESTORS	MEDIA

Matthew Turnbull (Group)	Christine Forster
M: +61 410 471 079	M: +61 484 112 469
E: christine.forster@woodside.com

Sarah Peyman (Australia)
M: +61 457 513 249

Rohan Goudge (US)
M: +1 (713) 679-1550

E: investor@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.